Exhbiit (j)(2)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 88 to the Registration Statement No. 811-4008 on Form N-1A of Fidelity Investment Trust, of our reports dated December 12, 2003 appearing in the Annual Reports to Shareholders of Fidelity Aggressive International Fund, Fidelity Diversified International Fund, Fidelity Europe Capital Appreciation Fund, Fidelity International Small Cap Fund, and Fidelity Worldwide Fund for the year ended October 31, 2003.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
December 29, 2003